Exhibit 99.13

Gewone en Buitengewone Algemene Vergadering van 28 april 2026; Annual and Extraordinary Shareholders’ Meeting of April 28, 2026; Agenda Gewone Algemene Vergadering Annual Shareholders’ Meeting 1. Kennisname en bespreking van (a) het jaarverslag van de 1. Acknowledgement and discussion of (a) the annual report Raad van Bestuur met betrekking tot de niet-geconsolideerde of the Board of Directors in relation to the non-consolidated en geconsolideerde jaarrekening van de Vennootschap over het and consolidated annual accounts of the Company for the boekjaar afgesloten op 31 december 2025, en van (b) het financial year ended on December 31, 2025, and (b) the verslag van de commissaris met betrekking tot de niet- report of the statutory auditor in relation to the non- geconsolideerde jaarrekening van de Vennootschap over het consolidated annual accounts of the Company for the boekjaar afgesloten op 31 december 2025. financial year ended on December 31, 2025. 2. Kennisname en goedkeuring van de niet-geconsolideerde 2. Acknowledgement and approval of the non-consolidated jaarrekening van de Vennootschap over het boekjaar afgesloten annual accounts of the Company for the financial year ended op 31 december 2025, en goedkeuring van de bestemming van on December 31, 2025, and approval of the allocation of the het jaarresultaat zoals voorgesteld door de Raad van Bestuur. annual result as proposed by the Board of Directors. Voorstel tot besluit: De algemene vergadering besluit de niet- Proposed resolution: The shareholders’ meeting resolves geconsolideerde jaarrekening van de Vennootschap over het to approve the non-consolidated annual accounts of the boekjaar afgesloten op 31 december 2025 goed te keuren, Company for the financial year ended on December 31, 2025, evenals de bestemming van het jaarresultaat zoals voorgesteld and the allocation of the annual result as proposed by the door de Raad van Bestuur. Board of Directors. Agendapunt 2—Stemwijze: Agenda item 2 – Manner of voting: [ ] Voor / In favor Tegen / Against Onthouding / Abstention 3. Kennisname en bespreking van het verslag van de 3. Acknowledgement and discussion of the report of the commissaris betreffende de geconsolideerde jaarrekening van statutory auditor relating to the consolidated annual accounts de Vennootschap over het boekjaar afgesloten op 31 december of the Company for the financial year ended on December 31, 2025. 2025. 4. Kennisname en bespreking van de geconsolideerde 4. Acknowledgement and discussion of the consolidated jaarrekening van de Vennootschap over het boekjaar afgesloten annual accounts of the Company for the financial year ended op 31 december 2025. on December 31, 2025. 5. Kennisname en goedkeuring van het remuneratieverslag. 5. Acknowledgement and approval of the remuneration report. Voorstel tot besluit: De algemene vergadering besluit het Proposed resolution: The shareholders’ meeting resolves remuneratieverslag opgenomen in het jaarverslag van de Raad to approve the remuneration report included in the annual van Bestuur over het boekjaar afgesloten op 31 december 2025 report of the Board of Directors for the financial year ended goed te keuren. on December 31, 2025. Agendapunt 5—Stemwijze: Agenda item 5 – Manner of voting: [ - ] Voor / In favor Tegen / Against Onthouding / Abstention 6. Kwijting aan de (huidige en voormalige) leden van de Raad 6. Release from liability to be granted to the (current and van Bestuur en de commissaris voor elke aansprakelijkheid die former) members of the Board of Directors, and the statutory voortvloeit uit de uitoefening van hun respectievelijke mandaten auditor for the performance of their respective mandates tijdens het boekjaar afgesloten op 31 december 2025. during the financial year ended on December 31, 2025. Voorstel tot besluit: De algemene vergadering besluit, bij Proposed resolution: The shareholders’ meeting resolves, afzonderlijke stemming, om elk (huidig en voormalig) lid van de by a separate vote, to release each (current and former) Raad van Bestuur en de commissaris kwijting te verlenen voor member of the Board of Directors, and the statutory auditor elke aansprakelijkheid die voortvloeit uit de uitoefening van hun from any liability arising from the performance of their respectievelijke mandaten tijdens het boekjaar afgesloten op 31 respective mandates during the financial year ended on december 2025. December 31, 2025. Agendapunt 6—Stemwijze: Agenda item 6 – Manner of voting: [ L ] Voor / In favor Tegen / Against Onthouding / Abstention Galapagos NV | Formulier stemmen per brief GAV & BAV 28 april 2026 | Voting by letter form AGM & EGM April 28, 2026

Gewone en Buitengewone Algemene Vergadering van 28 april 2026; Annual and Extraordinary Shareholders’ Meeting of April 28, 2026; 7. Benoeming van dhr. Henry Gosebruch als uitvoerend 7. Appointment of Mr. Henry Gosebruch as executive bestuurder. director. Voorstel tot besluit: Op voorstel van de Raad van Bestuur, en Proposed resolution: Upon proposal of the Board of in overeenstemming met de aanbeveling en het advies van het Directors, and in accordance with the recommendation and benoemingscomité van de Raad van Bestuur (hierna het advice of the Nomination Committee of the Board of Directors “Benoemingscomité”), besluit de algemene vergadering om (hereinafter the “Nomination Committee”), the de benoeming door coöptatie met ingang van 12 mei 2025 te shareholders’ meeting resolves to confirm the appointment by bevestigen (na het aftreden van Stoffels IMC BV, vast co-optation with effect as per May 12, 2025 (following the vertegenwoordigd door dhr. Paul Stoffels, met ingang van resignation of Stoffels IMC BV, permanently represented by dezelfde datum) en dhr. Henry Gosebruch te benoemen als Mr. Paul Stoffels, with effect as per the same date) and to uitvoerend lid van de Raad van Bestuur van de Vennootschap, appoint Mr. Henry Gosebruch as an executive member of the voor een bijkomende termijn van vier jaar, tot en met de Board of Directors of the Company, for an additional period afsluiting van de gewone algemene vergadering te houden in of four years, up to and including the closing of the annual 2030 die zal hebben beslist over de jaarrekening voor het shareholders’ meeting to be held in 2030 which will have boekjaar afgesloten op 31 december 2029. De algemene decided upon the financial statements for the financial year vergadering besluit tevens dat het mandaat van dhr. Henry ended on December 31, 2029. The shareholders’ meeting Gosebruch niet zal worden vergoed. also resolves that the mandate of Mr. Henry Gosebruch as a director of the Company will not be remunerated. Agendapunt 7—Stemwijze: Agenda item 7 – Manner of voting: [ 7 ] Voor / In favor Tegen / Against Onthouding / Abstention 8. Benoeming van mevr. Jane Griffiths als onafhankelijk niet- 8. Appointment of Ms. Jane Griffiths as independent non-uitvoerend bestuurder. executive director. Voorstel tot besluit: Op voorstel van de Raad van Bestuur, en Proposed resolution: Upon proposal of the Board of in overeenstemming met de aanbeveling en het advies van het Directors, and in accordance with the recommendation and Benoemingscomité, besluit de algemene vergadering (a) om de advice of the Nomination Committee, the shareholders’ benoeming door coöptatie met ingang van 28 juli 2025 te meeting resolves (a) to confirm the appointment by co-bevestigen (na het aftreden van dhr. Simon Sturge, met ingang optation with effect as per July 28, 2025 (following the van dezelfde datum) en mevr. Jane Griffiths te benoemen als resignation of Mr. Simon Sturge, with effect as per the same onafhankelijk niet-uitvoerend lid van de Raad van Bestuur van date) and to appoint Ms. Jane Griffiths as an independent de Vennootschap, voor een bijkomende termijn van vier jaar tot non-executive member of the Board of Directors of the en met de sluiting van de gewone algemene vergadering te Company, for an additional period of four years, up to and houden in 2030 die zal hebben beslist over de jaarrekening voor including the closing of the annual shareholders’ meeting to het boekjaar afgesloten op 31 december 2029, en (b) haar be held in 2030 which will have decided upon the financial mandaat als onafhankelijk lid van de Raad van Bestuur te statements for the financial year ended on December 31, bevestigen, rekening houdend met het feit dat (i) de Raad van 2029, and (b) to confirm her mandate as an independent Bestuur heeft vastgesteld dat mevr. Jane Griffiths voldoet aan member of the Board of Directors, taking note of the fact that de onafhankelijkheidscriteria zoals uiteengezet in artikel 7:87 (i) the Board of Directors has determined that Ms. Jane van het Wetboek van Vennootschappen en Verenigingen en Griffiths meets the independence criteria set forth in article artikel 3.5 van de Belgische Corporate Governance Code 2020, 7:87 of the Belgian Companies and Associations Code, and (ii) mevr. Jane Griffiths uitdrukkelijk heeft verklaard geen (en de article 3.5 of the Belgian Corporate Governance Code 2020, Raad van Bestuur evenmin op de hoogte is van) banden met de (ii) Ms. Jane Griffiths has explicitly declared not to have (and Vennootschap of een belangrijke aandeelhouder te hebben, die the Board of Directors is not aware of) any connections with diens onafhankelijkheid in het gedrang zou brengen, en (iii) de the Company or a major shareholder, which would interfere Raad van Bestuur geen aanwijzing heeft van enig element dat with her independence, and (iii) the Board of Directors has no de onafhankelijkheid van mevr. Jane Griffiths in twijfel zou indication of any element that might call Ms. Jane Griffiths’ kunnen trekken. De algemene vergadering besluit tevens dat independence into question. The shareholders’ meeting also het mandaat van mevr. Jane Griffiths zal worden vergoed zoals resolves that the mandate of Ms. Jane Griffiths will be voorzien voor niet-uitvoerende leden van de Raad van Bestuur remunerated as provided for non-executive members of the in het remuneratiebeleid van de Vennootschap en zoals Board of Directors in the Company’s remuneration policy and goedgekeurd door de algemene vergadering van tijd tot tijd. as approved by the shareholders’ meeting from time to time. Agendapunt 8—Stemwijze: Agenda item 8 – Manner of voting: [—_J - ] Voor / In favor Tegen / Against Onthouding / Abstention 9. Benoeming van mevr. Dawn Svoronos als onafhankelijk niet- 9. Appointment of Ms. Dawn Svoronos as independent non-uitvoerend bestuurder. executive director. Voorstel tot besluit: Op voorstel van de Raad van Bestuur, en Proposed resolution: Upon proposal of the Board of in overeenstemming met de aanbeveling en het advies van het Directors, and in accordance with the recommendation and Benoemingscomité, besluit de algemene vergadering (a) om de advice of the Nomination Committee, the shareholders’ benoeming door coöptatie met ingang van 28 juli 2025 te meeting resolves (a) to confirm the appointment by co- Galapagos NV | Formulier stemmen per brief GAV & BAV 28 april 2026 | Voting by letter form AGM & EGM April 28, 2026

Gewone en Buitengewone Algemene Vergadering van 28 april 2026; Annual and Extraordinary Shareholders’ Meeting of April 28, 2026; bevestigen (na het aftreden van dhr. Peter Guenter, met ingang optation with effect as per July 28, 2025 (following the van dezelfde datum) en mevr. Dawn Svoronos te benoemen als resignation of Mr. Peter Guenter, with effect as per the same onafhankelijk niet-uitvoerend lid van de Raad van Bestuur van date) and to appoint Ms. Dawn Svoronos as an independent de Vennootschap, voor een bijkomende termijn van vier jaar tot non-executive member of the Board of Directors of the en met de sluiting van de gewone algemene vergadering te Company, for an additional period of four years, up to and houden in 2030 die zal hebben beslist over de jaarrekening voor including the closing of the annual shareholders’ meeting to het boekjaar afgesloten op 31 december 2029, en (b) haar be held in 2030 which will have decided upon the financial mandaat als onafhankelijk lid van de Raad van Bestuur te statements for the financial year ended on December 31, bevestigen, rekening houdend met het feit dat (i) de Raad van 2029, and (b) to confirm her mandate as an independent Bestuur heeft vastgesteld dat mevr. Dawn Svoronos voldoet member of the Board of Directors, taking note of the fact that aan de onafhankelijkheidscriteria zoals uiteengezet in artikel (i) the Board of Directors has determined that Ms. Dawn 7:87 van het Wetboek van Vennootschappen en Verenigingen Svoronos meets the independence criteria set forth in article en artikel 3.5 van de Belgische Corporate Governance Code 7:87 of the Belgian Companies and Associations Code, and 2020, (ii) mevr. Dawn Svoronos uitdrukkelijk heeft verklaard article 3.5 of the Belgian Corporate Governance Code 2020, geen (en de Raad van Bestuur evenmin op de hoogte is van) (ii) Ms. Dawn Svoronos has explicitly declared not to have banden met de Vennootschap of een belangrijke (and the Board of Directors is not aware of) any connections aandeelhouder te hebben, die diens onafhankelijkheid in het with the Company or a major shareholder, which would gedrang zou brengen, en (iii) de Raad van Bestuur geen interfere with her independence, and (iii) the Board of aanwijzing heeft van enig element dat de onafhankelijkheid van Directors has no indication of any element that might call Ms. mevr. Dawn Svoronos in twijfel zou kunnen trekken. De Dawn Svoronos’ independence into question. The algemene vergadering besluit tevens dat het mandaat van shareholders’ meeting also resolves that the mandate of Ms. mevr. Dawn Svoronos zal worden vergoed zoals voorzien voor Dawn Svoronos will be remunerated as provided for non- niet-uitvoerende leden van de Raad van Bestuur in het executive members of the Board of Directors in the remuneratiebeleid van de Vennootschap en zoals goedgekeurd Company’s remuneration policy and as approved by the door de algemene vergadering van tijd tot tijd. shareholders’ meeting from time to time. Agendapunt 9—Stemwijze: Agenda item 9 – Manner of voting: ( Voor / In favor Tegen / Against Onthouding / Abstention 10. Benoeming van Dr. Neil Johnston als onafhankelijk niet- 10. Appointment of Dr. Neil Johnston as independent non- uitvoerend bestuurder. executive director. Voorstel tot besluit: Op voorstel van de Raad van Bestuur, en Proposed resolution: Upon proposal of the Board of in overeenstemming met de aanbeveling en het advies van het Directors, and in accordance with the recommendation and Benoemingscomité, besluit de algemene vergadering (a) om de advice of the Nomination Committee, the shareholders’ benoeming door coöptatie met ingang van 1 november 2025 te meeting resolves (a) to confirm the appointment by co- bevestigen (na het aftreden van Dr. Elisabeth Svanberg, met optation with effect as per November 1, 2025 (following the ingang van dezelfde datum) en Dr. Neil Johnston te benoemen resignation of Dr. Elisabeth Svanberg, with effect as per the als onafhankelijk niet-uitvoerend lid van de Raad van Bestuur same date), and to appoint Dr. Neil Johnston as an van de Vennootschap, voor een bijkomende termijn van twee independent non-executive member of the Board of Directors jaar tot en met de sluiting van de gewone algemene vergadering of the Company, for an additional period of two years, up to te houden in 2028 die zal hebben beslist over de jaarrekening and including the closing of the annual shareholders’ meeting voor het boekjaar afgesloten op 31 december 2027, en (b) zijn to be held in 2028 which will have decided upon the financial mandaat als onafhankelijk lid van de Raad van Bestuur te statements for the financial year ended on December 31, bevestigen, rekening houdend met het feit dat (i) de Raad van 2027, and (b) to confirm his mandate as an independent Bestuur heeft vastgesteld dat Dr. Neil Johnston voldoet aan de member of the Board of Directors, taking note of the fact that onafhankelijkheidscriteria zoals uiteengezet in artikel 7:87 van (i) the Board of Directors has determined that Dr. Neil het Wetboek van Vennootschappen en Verenigingen en artikel Johnston meets the independence criteria set forth in article 3.5 van de Belgische Corporate Governance Code 2020, (ii) Dr. 7:87 of the Belgian Companies and Associations Code, and Neil Johnston uitdrukkelijk heeft verklaard geen (en de Raad article 3.5 of the Belgian Corporate Governance Code 2020, van Bestuur evenmin op de hoogte is van) banden met de (ii) Dr. Neil Johnston has explicitly declared not to have (and Vennootschap of een belangrijke aandeelhouder te hebben, die the Board of Directors is not aware of) any connections with diens onafhankelijkheid in het gedrang zou brengen, en (iii) de the Company or a major shareholder, which would interfere Raad van Bestuur geen aanwijzing heeft van enig element dat with his independence, and (iii) the Board of Directors has no de onafhankelijkheid van Dr. Neil Johnston in twijfel zou kunnen indication of any element that might call Dr. Neil Johnston’s trekken. De algemene vergadering besluit tevens dat het independence into question. The shareholders’ meeting also mandaat van Dr. Neil Johnston zal worden vergoed zoals resolves that the mandate of Dr. Neil Johnston will be voorzien voor niet-uitvoerende leden van de Raad van Bestuur remunerated as provided for non-executive members of the in het remuneratiebeleid van de Vennootschap en zoals Board of Directors in the Company’s remuneration policy and goedgekeurd door de algemene vergadering van tijd tot tijd. as approved by the shareholders’ meeting from time to time. Agendapunt 10—Stemwijze: Agenda item 10 – Manner of voting: ( n—) Voor / In favor Tegen / Against Onthouding / Abstention Galapagos NV | Formulier stemmen per brief GAV & BAV 28 april 2026 | Voting by letter form AGM & EGM April 28, 2026

Gewone en Buitengewone Algemene Vergadering van 28 april 2026; Annual and Extraordinary Shareholders’ Meeting of April 28, 2026; 11. Benoeming van dhr. Devang Bhuva als niet-uitvoerend 11. Appointment of Mr. Devang Bhuva as non-executive bestuurder. director. Voorstel tot besluit: Op voorstel van de Raad van Bestuur, en Proposed resolution: Upon proposal of the Board of in overeenstemming met de aanbeveling en het advies van het Directors, and in accordance with the recommendation and Benoemingscomité, besluit de algemene vergadering om de advice of the Nomination Committee, the shareholders’ benoeming door coöptatie met ingang van 1 november 2025 te meeting resolves to confirm the appointment by co-optation bevestigen (na het aftreden van dhr. Andrew Dickinson, met with effect as per November 1, 2025 (following the ingang van dezelfde datum) en dhr. Devang Bhuva te resignation of Mr. Andrew Dickinson, with effect as per the benoemen als niet-uitvoerend lid van de Raad van Bestuur van same date) and to appoint Mr. Devang Bhuva as a non- de Vennootschap, voor een bijkomende termijn van drie jaar, tot executive member of the Board of Directors of the Company, en met de sluiting van de gewone algemene vergadering te for an additional period of three years, up to and including the houden in 2029 die zal hebben beslist over de jaarrekening voor closing of the annual shareholders’ meeting to be held in het boekjaar afgesloten op 31 december 2028. De algemene 2029 which will have decided upon the financial statements vergadering besluit tevens dat het mandaat van dhr. Devang for the financial year ended on December 31, 2028. The Bhuva niet zal worden vergoed. shareholders’ meeting also resolves that the mandate of Mr. Devang Bhuva will not be remunerated. Agendapunt 11—Stemwijze: Agenda item 11 – Manner of voting: [ n ] Voor / In favor Tegen / Against Onthouding / Abstention 12. Benoeming van Dr. Paulo Fontoura als onafhankelijk niet- 12. Appointment of Dr. Paulo Fontoura as independent non- uitvoerend bestuurder. executive director. Voorstel tot besluit: Op voorstel van de Raad van Bestuur, en Proposed resolution: Upon proposal of the Board of in overeenstemming met de aanbeveling en het advies van het Directors, and in accordance with the recommendation and Benoemingscomité, besluit de algemene vergadering (a) om de advice of the Nomination Committee, the shareholders’ benoeming door coöptatie met ingang van 9 februari 2026 te meeting resolves (a) to confirm the appointment by co- bevestigen (na het aftreden van Dr. Susanne Schaffert met optation with effect as per February 9, 2026 (following the ingang van 1 november 2025) en Dr. Paulo Fontoura te resignation of Dr. Susanne Schaffert, with effect as per benoemen als onafhankelijk niet-uitvoerend lid van de Raad van November 1, 2025), and to appoint Dr. Paulo Fontoura as an Bestuur van de Vennootschap, voor een bijkomende termijn van independent non-executive member of the Board of Directors drie jaar tot en met de sluiting van de gewone algemene of the Company, for an additional period of three years, up to vergadering te houden in 2029, die zal hebben beslist over de and including the closing of the annual shareholders’ meeting jaarrekening voor het boekjaar afgesloten op 31 december to be held in 2029 which will have decided upon the financial 2028, en (b) zijn mandaat als onafhankelijk lid van de Raad van statements for the financial year ended on December 31, Bestuur te bevestigen, rekening houdend met het feit dat (i) de 2028, and (b) to confirm his mandate as an independent Raad van Bestuur heeft vastgesteld dat Dr. Paulo Fontoura member of the Board of Directors, taking note of the fact that voldoet aan de onafhankelijkheidscriteria zoals uiteengezet in (i) the Board of Directors has determined that Dr. Paulo artikel 7:87 van het Wetboek van Vennootschappen en Fontoura meets the independence criteria set forth in article Verenigingen en artikel 3.5 van de Belgische Corporate 7:87 of the Belgian Companies and Associations Code, and Governance Code 2020, (ii) Dr. Paulo Fontoura uitdrukkelijk article 3.5 of the Belgian Corporate Governance Code 2020, heeft verklaard geen (en de Raad van Bestuur evenmin op de (ii) Dr. Paulo Fontoura has explicitly declared not to have (and hoogte is van) banden met de Vennootschap of een belangrijke the Board of Directors is not aware of) any connections with aandeelhouder te hebben, die diens onafhankelijkheid in het the Company or a major shareholder, which would interfere gedrang zou brengen, en (iii) de Raad van Bestuur geen with his independence, and (iii) the Board of Directors has no aanwijzing heeft van enig element dat de onafhankelijkheid van indication of any element that might call Dr. Paulo Fontoura’s Dr. Paulo Fontoura in twijfel zou kunnen trekken. De algemene independence into question. The shareholders’ meeting also vergadering besluit tevens dat het mandaat van Dr. Paulo resolves that the mandate of Dr. Paulo Fontoura will be Fontoura zal worden vergoed zoals voorzien voor niet- remunerated as provided for non-executive members of the uitvoerende leden van de Raad van Bestuur in het Board of Directors in the Company’s remuneration policy and remuneratiebeleid van de Vennootschap en zoals goedgekeurd as approved by the shareholders’ meeting from time to time. door de algemene vergadering van tijd tot tijd. Agendapunt 12—Stemwijze: Agenda item 12 – Manner of voting: [—_J ] Voor / In favor Tegen / Against Onthouding / Abstention 13. Benoeming van dhr. Gino Santini als onafhankelijk niet— 13. Appointment of Mr. Gino Santini as independent non- uitvoerend bestuurder. executive director. Toelichting: Onder voorbehoud van zijn benoeming door de Explanatory comment: Subject to his appointment by the Algemene Vergadering als onafhankelijk niet-uitvoerend lid van Shareholders’ Meeting as an independent non-executive de Raad van Bestuur, wordt voorgesteld dat dhr. Santini door member of the Board of Directors, Mr. Santini is proposed to de Raad van Bestuur wordt benoemd tot de nieuwe Voorzitter be appointed by the Board of Directors as the new Chair of van de Raad van Bestuur. Dhr. Santini zou daarmee dhr. the Board of Directors. Mr. Santini would thereby replace Mr. Galapagos NV | Formulier stemmen per brief GAV & BAV 28 april 2026 | Voting by letter form AGM & EGM April 28, 2026

Gewone en Buitengewone Algemene Vergadering van 28 april 2026; Annual and Extraordinary Shareholders’ Meeting of April 28, 2026; Contamine opvolgen, wiens mandaat als lid van de Raad van Contamine, whose mandate as a member of the Board of Bestuur onmiddellijk na de Algemene Vergadering van 28 april Directors ends immediately after the Annual Shareholders’ 2026 eindigt. Voor de volledigheid merkt de Raad van Bestuur Meeting of April 28, 2026. For the sake of completeness, the op dat dhr. Santini tevens lid is van de raad van bestuur van Board of Directors notes that Mr. Santini is also a member of Alfasigma, een farmaceutisch bedrijf waaraan Galapagos in the board of directors of Alfasigma, a pharmaceutical 2024 zijn Jyseleca® (filgotinib)-activiteiten heeft overgedragen. company to which Galapagos transferred its Jyseleca® In het kader van die transactie heeft de Vennootschap recht op (filgotinib) business in 2024. Following that transaction, the bepaalde mijlpaal-, royalty- en earn-outbetalingen op Europese Company is entitled to certain milestone, royalty and earn-out verkopen van Alfasigma op grond van reeds bestaande payments on European sales from Alfasigma under pre- contractuele verbintenissen. Deze betalingen zijn passief en existing contractual undertakings. These payments are of a automatisch van aard, houden geen verdere lopende passive and automatic nature, involve no further ongoing commerciële relatie of besluitvorming in, en werden ruim vóór commercial relationship or decision-making, and were de kandidatuur van dhr. Santini overeengekomen. Na agreed well before Mr Santini’s candidacy. After careful zorgvuldige beoordeling is de Raad van Bestuur tot de conclusie assessment, the Board of Directors has concluded that the gekomen dat het bovenstaande geen invloed heeft op de above does not affect Mr Santini’s independence within the onafhankelijkheid van dhr. Santini in de zin van artikel 7:87 van meaning of article 7:87 of the Belgian Companies and het Wetboek van Vennootschappen en Verenigingen en artikel Associations Code and article 3.5 of the Belgian Corporate 3.5 van de Belgische Corporate Governance Code 2020, en Governance Code 2020, and confirms that he meets all bevestigt dat hij voldoet aan alle toepasselijke applicable independence criteria. onafhankelijkheidscriteria. Voorstel tot besluit: Op voorstel van de Raad van Bestuur, en Proposed resolution: Upon proposal of the Board of in overeenstemming met de aanbeveling en het advies van het Directors, and in accordance with the recommendation and Benoemingscomité, besluit de algemene vergadering (a) dhr. advice of the Nomination Committee, the shareholders’ Gino Santini te benoemen tot niet-uitvoerend lid van de Raad meeting resolves to (a) appoint Mr. Gino Santini as van Bestuur van de Vennootschap, voor een termijn van vier independent non-executive member of the Board of Directors jaar, en met onmiddellijke ingang, tot en met de sluiting van de of the Company, for a period of four years, and with gewone algemene vergadering te houden in 2030, die zal immediate effect, up to and including the closing of the annual hebben beslist over de jaarrekening voor het boekjaar shareholders’ meeting to be held in 2030 which will have afgesloten op 31 december 2029, en (b) zijn mandaat als decided upon the financial statements for the financial year onafhankelijk lid van de Raad van Bestuur te bevestigen, ended on December 31, 2029, and (b) to confirm his mandate rekening houdend met het feit dat (i) de Raad van Bestuur heeft as an independent member of the Board of Directors, taking vastgesteld dat dhr. Gino Santini voldoet aan de note of the fact that (i) the Board of Directors has determined onafhankelijkheidscriteria zoals uiteengezet in artikel 7:87 van that Mr. Gino Santini meets the independence criteria set het Wetboek van Vennootschappen en Verenigingen en artikel forth in article 7:87 of the Belgian Companies and 3.5 van de Belgische Corporate Governance Code 2020, (ii) Associations Code, and article 3.5 of the Belgian Corporate dhr. Gino Santini uitdrukkelijk heeft verklaard geen (en de Raad Governance Code 2020, (ii) Mr. Gino Santini has explicitly van Bestuur evenmin op de hoogte is van) banden met de declared not to have (and the Board of Directors is not aware Vennootschap of een belangrijke aandeelhouder te hebben, die of) any connections with the Company or an important diens onafhankelijkheid in het gedrang zou brengen, en (iii) de shareholder, which would interfere with his independence, Raad van Bestuur geen aanwijzing heeft van enig element dat and (iii) the Board of Directors has no indication of any de onafhankelijkheid van dhr. Gino Santini in twijfel zou kunnen element that might call Mr. Gino Santini’s independence into trekken. De algemene vergadering besluit tevens dat het question. The shareholders’ meeting also resolves that the mandaat van dhr. Gino Santini zal worden vergoed zoals mandate of Mr. Gino Santini will be remunerated as provided voorzien voor niet-uitvoerende leden van de Raad van Bestuur for non-executive members of the Board of Directors in the in het remuneratiebeleid van de Vennootschap en zoals Company’s remuneration policy and as approved by the goedgekeurd door de algemene vergadering van tijd tot tijd. shareholders’ meeting from time to time. Agendapunt 13—Stemwijze: Agenda item 13 – Manner of voting: ( 7 7 7 ) Voor / In favor Tegen / Against Onthouding / Abstention 14. Herbenoeming van de commissaris en vaststelling van de 14. Re-appointment of statutory auditor and determination of bezoldiging van de commissaris. statutory auditor’s remuneration. Voorstel tot besluit: In overeenstemming met de aanbeveling Proposed resolution: In accordance with the van het auditcomité van de Raad van Bestuur (hierna het recommendation of the Audit Committee of the Board of “Auditcomité”) en op voorstel van de Raad van Bestuur, besluit Directors (hereinafter the “Audit Committee”) and upon de algemene vergadering (a) BDO Bedrijfsrevisoren BV, met proposal of the Board of Directors, the shareholders’ meeting zetel te Da Vincilaan 9/E.6, 1930 Zaventem, en ingeschreven resolves (a) to re-appoint BDO Bedrijfsrevisoren BV, with its bij de Kruispuntbank van Ondernemingen (RPR Brussel, registered office at Da Vincilaan 9/E.6, 1930 Zaventem, and Nederlandstalige afdeling) onder het nummer 0431.088.289, registered with the Crossroads Bank for Enterprises (RPR vast vertegenwoordigd door mevr. Ellen Lombaerts, te Brussels, Dutch-speaking division) under the number herbenoemen als commissaris van de Vennootschap voor een 0431.088.289, permanently represented by Ellen Lombaerts, periode van drie jaar die eindigt onmiddellijk na de gewone as statutory auditor of the Company for a period of three algemene vergadering die zal worden gehouden in 2029 en die years ending immediately after the annual shareholders’ zal hebben besloten over de jaarrekening van de Vennootschap meeting to be held in 2029 which will decide upon the voor het boekjaar dat eindigt op 31 december 2028, en (b) de Company’s annual accounts for the financial year to be ended jaarlijkse vergoeding van BDO Bedrijfsrevisoren BV voor haar on December 31, 2028, and (b) to determine the annual remuneration of BDO Bedrijfsrevisoren BV for its mandate as Galapagos NV | Formulier stemmen per brief GAV & BAV 28 april 2026 | Voting by letter form AGM & EGM April 28, 2026

Gewone en Buitengewone Algemene Vergadering van 28 april 2026; Annual and Extraordinary Shareholders’ Meeting of April 28, 2026; mandaat als commissaris van de Vennootschap te bepalen op statutory auditor of the Company at EUR 495,000 (if any, VAT EUR 495.000 (indien van toepassing, exclusief btw) per jaar. exclusive) per year. Agendapunt 14—Stemwijze: Agenda item 14 – Manner of voting: [—_J ] Voor / In favor Tegen / Against Onthouding / Abstention 15. Bevestiging en herbenoeming van de statutaire 15. Confirmation and re-appointment of the statutory auditor commissaris met betrekking tot de “waarborging” van de CSRD- with respect to the “assurance” of the CSRD sustainability duurzaamheidsverslaggeving. reporting. Voorstel tot besluit: In overeenstemming met de aanbeveling Proposed resolution: In accordance with the van het Auditcomité en op voorstel van de Raad van Bestuur, recommendation of the Audit Committee and upon proposal besluit de algemene vergadering (a) voor zover nodig, de of the Board of Directors the shareholders’ meeting resolves commissaris van de Vennootschap, zijnde BDO (a) as far as needed and required, to charge the Company’s Bedrijfsrevisoren BV, met zetel te Da Vincilaan 9/E.6, 1930 statutory auditor, being BDO Bedrijfsrevisoren BV, with its Zaventem, en ingeschreven bij de Kruispuntbank van registered office at Da Vincilaan 9/E.6, 1930 Zaventem, and Ondernemingen (RPR Brussel, Nederlandstalige afdeling) registered with the Crossroads Bank for Enterprises (RPR onder het nummer 0431.088.289, vast vertegenwoordigd door Brussels, Dutch-speaking division) under the number mevr. Ellen Lombaerts, te belasten met de waarborging van de 0431.088.289, permanently represented by Ellen Lombaerts duurzaamheidsverslaggeving van de Vennootschap, zoals with the assurance of the sustainability reporting of the bedoeld in de CSRD, voor een periode van drie jaar die eindigt Company, as referred to in the CSRD, for a period of three onmiddellijk na de gewone algemene vergadering die zal years ending immediately after the annual shareholders’ worden gehouden in 2029 en die zal hebben besloten over de meeting to be held in 2029 which will decide upon the jaarrekening van de Vennootschap voor het boekjaar dat eindigt Company’s annual accounts for the financial year to be ended op 31 december 2028, en (b) de jaarlijkse vergoeding van BDO on December 31, 2028, and (b) to determine the annual Bedrijfsrevisoren BV voor de waarborging van de remuneration of BDO Bedrijfsrevisoren BV for the assurance duurzaamheidsverslaggeving van de Vennootschap te bepalen of the Company’s sustainability reporting at EUR 50,000 (if op EUR 50.000 (indien van toepassing, exclusief btw) per jaar. any, VAT exclusive) per year. Agendapunt 15—Stemwijze: Agenda item 15 – Manner of voting: 7 [ 7 7 ] Voor / In favor Tegen / Against Onthouding / Abstention 16. Bezoldiging van bestuurders. 16. Remuneration of directors. Toelichting: De voorgestelde bezoldigingsniveaus zijn bepaald Explanatory comment: The proposed remuneration levels op basis van een internationale benchmarkoefening die is have been determined on the basis of an international uitgevoerd door een onafhankelijke remuneratieadviseur, benchmarking exercise conducted by an independent waarbij rekening is gehouden met de aanzienlijke compensation consultant, taking into account the significant tijdsinvestering die van de Raad van Bestuur wordt verwacht, time commitment expected from the Board of Directors, die in 2025 drieëntwintig (23) keer bijeen is gekomen. De Raad which met twenty-three (23) times in 2025. The Board of van Bestuur zal naar verwachting ook in 2026 talrijk Directors is also expected to meet on numerous occasions in bijeenkomen in het licht van de voortdurende 2026 in light of the Company’s ongoing business bedrijfstransformatie van de Vennootschap. transformation. Voorstel tot besluit: Op aanbeveling en advies van het Proposed resolution: Upon recommendation and advice of Remuneratiecomité van de Raad van Bestuur, besluit de the Remuneration Committee of the Board of Directors, the algemene vergadering dat de jaarlijkse bezoldiging (exclusief shareholders’ meeting resolves that the annual onkostenvergoedingen) van de niet-uitvoerende bestuurders, compensation (excluding expenses) of the non-executive andere dan de niet-uitvoerende bestuurders die een directors, other than the non-executive directors representing aandeelhouder vertegenwoordigen, voor de uitoefening van a shareholder, for the exercise of their mandate shall consist hun mandaat zal bestaan uit een bezoldiging in contanten en of a cash remuneration and an equity-based remuneration as een bezoldiging op basis van aandelen zoals volgt: follows: (a) Vergoeding in contanten: (i) Voorzitter van de Raad van (a) Cash remuneration: (i) Chairperson of the Board of Bestuur: EUR 110.000; (ii) Lead Non-Executive Director, indien Directors: EUR 110,000; (ii) Lead Non-Executive Director, if benoemd in overeenstemming met het Corporate Governance appointed in accordance with Galapagos’ Corporate Charter van Galapagos: EUR 75.000; (iii) andere niet- Governance Charter: EUR 75,000, (iii) other non-executive uitvoerende bestuurders: elkeen EUR 55.000, (iv) jaarlijkse directors: EUR 55,000 each; (iv) additional annual bijkomende bezoldiging voor het voorzitterschap van een compensation for the chairpersonship of a committee within comité binnen de Raad van Bestuur: EUR 20.000; en (v) the Board of Directors: EUR 20,000; and (v) additional annual jaarlijkse bijkomende bezoldiging voor lidmaatschap van een compensation for the membership of a committee within the comité binnen de Raad van Bestuur: EUR 15.000; Board of Directors: EUR 15,000; (b) Vergoeding op basis van aandelen: (i) Voorzitter van de (b) Equity-based remuneration: (i) Chairperson of the Board Raad van Bestuur: EUR 135.000; (ii) Lead Non-Executive of Directors: EUR 135,000; (ii) Lead Non-Executive Director, Director, indien benoemd in overeenstemming met het if appointed in accordance with Galapagos’ Corporate Galapagos NV | Formulier stemmen per brief GAV & BAV 28 april 2026 | Voting by letter form AGM & EGM April 28, 2026

Gewone en Buitengewone Algemene Vergadering van 28 april 2026; Annual and Extraordinary Shareholders’ Meeting of April 28, 2026; Galapagos NV | Formulier stemmen per brief GAV & BAV 28 april 2026 | Voting by letter form AGM & EGM April 28, 2026 P. 7 | 13 mandaat als commissaris van de Vennootschap te bepalen op EUR 495.000 (indien van toepassing, exclusief btw) per jaar. statutory auditor of the Company at EUR 495,000 (if any, VAT exclusive) per year. Agendapunt 14 - Stemwijze: Agenda item 14 – Manner of voting: Voor / In favor Tegen / Against Onthouding / Abstention15. Bevestiging en herbenoeming van de statutaire commissaris met betrekking tot de “waarborging” van de CSRDduurzaamheidsverslaggeving. 15. Confirmation and re-appointment of the statutory auditor with respect to the “assurance” of the CSRD sustainability reporting. Voorstel tot besluit: In overeenstemming met de aanbeveling van het Auditcomité en op voorstel van de Raad van Bestuur, besluit de algemene vergadering (a) voor zover nodig, de commissaris van de Vennootschap, zijnde BDO Bedrijfsrevisoren BV, met zetel te Da Vincilaan 9/E.6, 1930 Zaventem, en ingeschreven bij de Kruispuntbank van Ondernemingen (RPR Brussel, Nederlandstalige afdeling) onder het nummer 0431.088.289, vast vertegenwoordigd door mevr. Ellen Lombaerts, te belasten met de waarborging van de duurzaamheidsverslaggeving van de Vennootschap, zoals bedoeld in de CSRD, voor een periode van drie jaar die eindigt onmiddellijk na de gewone algemene vergadering die zal worden gehouden in 2029 en die zal hebben besloten over de jaarrekening van de Vennootschap voor het boekjaar dat eindigt op 31 december 2028, en (b) de jaarlijkse vergoeding van BDO Bedrijfsrevisoren BV voor de waarborging van de duurzaamheidsverslaggeving van de Vennootschap te bepalen op EUR 50.000 (indien van toepassing, exclusief btw) per jaar. Proposed resolution: In accordance with the recommendation of the Audit Committee and upon proposal of the Board of Directors the shareholders’ meeting resolves (a) as far as needed and required, to charge the Company’s statutory auditor, being BDO Bedrijfsrevisoren BV, with its registered office at Da Vincilaan 9/E.6, 1930 Zaventem, and registered with the Crossroads Bank for Enterprises (RPR Brussels, Dutch-speaking division) under the number 0431.088.289, permanently represented by Ellen Lombaerts with the assurance of the sustainability reporting of the Company, as referred to in the CSRD, for a period of three years ending immediately after the annual shareholders’ meeting to be held in 2029 which will decide upon the Company’s annual accounts for the financial year to be ended on December 31, 2028, and (b) to determine the annual remuneration of BDO Bedrijfsrevisoren BV for the assurance of the Company’s sustainability reporting at EUR 50,000 (if any, VAT exclusive) per year. Agendapunt 15 - Stemwijze: Agenda item 15 – Manner of voting: Voor / In favor Tegen / Against Onthouding / Abstention 16. Bezoldiging van bestuurders. 16. Remuneration of directors. Toelichting: De voorgestelde bezoldigingsniveaus zijn bepaald op basis van een internationale benchmarkoefening die is uitgevoerd door een onafhankelijke remuneratieadviseur, waarbij rekening is gehouden met de aanzienlijke tijdsinvestering die van de Raad van Bestuur wordt verwacht, die in 2025 drieëntwintig (23) keer bijeen is gekomen. De Raad van Bestuur zal naar verwachting ook in 2026 talrijk bijeenkomen in het licht van de voortdurende bedrijfstransformatie van de Vennootschap. Explanatory comment: The proposed remuneration levels have been determined on the basis of an international benchmarking exercise conducted by an independent compensation consultant, taking into account the significant time commitment expected from the Board of Directors, which met twenty-three (23) times in 2025. The Board of Directors is also expected to meet on numerous occasions in 2026 in light of the Company’s ongoing business transformation. Voorstel tot besluit: Op aanbeveling en advies van het Remuneratiecomité van de Raad van Bestuur, besluit de algemene vergadering dat de jaarlijkse bezoldiging (exclusief onkostenvergoedingen) van de niet-uitvoerende bestuurders, andere dan de niet-uitvoerende bestuurders die een aandeelhouder vertegenwoordigen, voor de uitoefening van hun mandaat zal bestaan uit een bezoldiging in contanten en een bezoldiging op basis van aandelen zoals volgt: (a) Vergoeding in contanten: (i) Voorzitter van de Raad van Bestuur: EUR 110.000; (ii) Lead Non-Executive Director, indien benoemd in overeenstemming met het Corporate Governance Charter van Galapagos: EUR 75.000; (iii) andere nietuitvoerende bestuurders: elkeen EUR 55.000, (iv) jaarlijkse bijkomende bezoldiging voor het voorzitterschap van een comité binnen de Raad van Bestuur: EUR 20.000; en (v) jaarlijkse bijkomende bezoldiging voor lidmaatschap van een comité binnen de Raad van Bestuur: EUR 15.000; (b) Vergoeding op basis van aandelen: (i) Voorzitter van de Raad van Bestuur: EUR 135.000; (ii) Lead Non-Executive Director, indien benoemd in overeenstemming met het Proposed resolution: Upon recommendation and advice of the Remuneration Committee of the Board of Directors, the shareholders’ meeting resolves that the annual compensation (excluding expenses) of the non-executive directors, other than the non-executive directors representing a shareholder, for the exercise of their mandate shall consist of a cash remuneration and an equity-based remuneration as follows: (a) Cash remuneration: (i) Chairperson of the Board of Directors: EUR 110,000; (ii) Lead Non-Executive Director, if appointed in accordance with Galapagos’ Corporate Governance Charter: EUR 75,000, (iii) other non-executive directors: EUR 55,000 each; (iv) additional annual compensation for the chairpersonship of a committee within the Board of Directors: EUR 20,000; and (v) additional annual compensation for the membership of a committee within the Board of Directors: EUR 15,000; (b) Equity-based remuneration: (i) Chairperson of the Board of Directors: EUR 135,000; (ii) Lead Non-Executive Director, if appointed in accordance with Galapagos’ Corporate

Gewone en Buitengewone Algemene Vergadering van 28 april 2026; Annual and Extraordinary Shareholders’ Meeting of April 28, 2026; Corporate Governance Charter van Galapagos: EUR 135.000; Governance Charter: EUR 135,000; (iii) other non-executive (iii) andere niet-uitvoerende bestuurders: elkeen EUR 135.000; directors: EUR 135,000 each; in each case (i), (ii) and (iii) in elk van (i), (ii) en (iii), onder de verplichting om het subject to the requirement to use the net amount (after taxes) nettobedrag (na belastingen) te gebruiken voor de verwerving to acquire Galapagos shares. These latter payments make van Galapagos aandelen. Deze laatste betalingen vormen het up the equivalent of an equity component of the directors’ equivalent van een bestuurdersbezoldiging in aandelen en de remuneration and the resulting shares are to be held until at resulterende aandelen dienen te worden aangehouden tot ten least one year after the non-executive director leaves the minste één jaar nadat de niet-uitvoerende bestuurder de Raad Board of Directors and at least three years after the time of van Bestuur heeft verlaten en ten minste drie jaar na het tijdstip acquisition. van de verwerving. The shareholders’ meeting resolves that the mandate of a De algemene vergadering besluit dat het mandaat van een niet- non-executive director representing a shareholder will not be uitvoerend bestuurder die een aandeelhouder remunerated. vertegenwoordigt, niet zal worden bezoldigd. The rules set out above shall apply as from May 1, 2026. De hierboven uiteengezette regels zijn van toepassing vanaf 1 mei 2026. Agendapunt 16—Stemwijze: Agenda item 16 – Manner of voting: [ L ] Voor / In favor Tegen / Against Onthouding / Abstention Buitengewone Algemene Vergadering Extraordinary Shareholders’ Meeting 1. Wijziging van de naam van de Vennootschap naar “Lakefront 1. Change of name of the Company to “Lakefront Biotherapeutics”. Biotherapeutics” Voorstel tot besluit: De algemene vergadering besluit de Proposed resolution: The shareholders’ meeting resolves naam van de Vennootschap te wijzigen in “Lakefront to change the name of the Company to “Lakefront Biotherapeutics” en artikel 1 van de statuten Biotherapeutics” and to amend article 1 of the articles of dienovereenkomstig te wijzigen, in beide gevallen met ingang association accordingly, in each case with effect as of May van 8 mei 2026. 8, 2026. Agendapunt 1—Stemwijze: Agenda item 1 – Manner of voting: 7 [ Voor / 7 In favor Tegen / Against Onthouding /7Abstention ] 2. Wijziging van de statuten met betrekking tot de 2. Amendment to the articles of association relating to the vertegenwoordiging van de Vennootschap. representation of the Company. Voorstel tot besluit: De algemene vergadering van Proposed resolution: The shareholders’ meeting resolves aandeelhouders besluit artikel 16.1 van de statuten als volgt te to amend article 16.1 of the articles of association as wijzigen, met onmiddellijke ingang: follows, effective immediately: “16.1 Algemene bevoegdheid “16.1 General authority Onverminderd de algemene vertegenwoordigingsbevoegdheid Without prejudice to the general representation authority of van de raad van bestuur handelend als college, wordt de the board of directors acting as a collegial body, the company vennootschap ten aanzien van derden en in rechte rechtsgeldig is validly represented in dealings with third parties and in legal vertegenwoordigd door twee leden van de raad van bestuur die proceedings by two directors acting jointly, provided that at gezamenlijk optreden, op voorwaarde dat ten minste één van least one of the two directors is an independent director within de twee bestuurders een onafhankelijk bestuurder is in de zin the meaning of article 7:87 of the Belgian Companies and van artikel 7:87 van het Wetboek van Vennootschappen en Associations Code.” Verenigingen.” Agendapunt 2—Stemwijze: Agenda item 2 – Manner of voting: 7 [ Voor / 7 In favor Tegen / Against Onthouding7 / Abstention ] 3. Machtiging aan de Raad van Bestuur tot verkrijging van 3. Authorization to the Board of Directors to acquire its own eigen aandelen. shares. Toelichting: Na de erkenning van uitkeerbare reserves op de Explanatory comment: Following the recognition of balans van de Vennootschap overeenkomstig de toepasselijke distributable reserves on the Company’s balance sheet in boekhoudkundige principes, stelt de Raad van Bestuur voor om accordance with applicable accounting principles, the Board een standaardmachtiging te verlenen aan de Vennootschap om of Directors proposes to grant a standard authorization for the Galapagos NV | Formulier stemmen per brief GAV & BAV 28 april 2026 | Voting by letter form AGM & EGM April 28, 2026

Gewone en Buitengewone Algemene Vergadering van 28 april 2026; Annual and Extraordinary Shareholders’ Meeting of April 28, 2026; eigen aandelen te verkrijgen, in overeenstemming met het Company to acquire its own shares, in line with Belgian Belgisch vennootschapsrecht en de gangbare marktpraktijk company law and prevailing market practice for listed voor beursgenoteerde vennootschappen, aangezien dit extra companies, as this could provide additional flexibility in flexibiliteit zou kunnen bieden bij het beheer van de managing the Company’s capital structure. kapitaalstructuur van de Vennootschap. This authorization by the Extraordinary Shareholders’ Deze machtiging door de Buitengewone Algemene Vergadering Meeting does not, in itself, entail the implementation of any houdt op zich geen uitvoering in van enig programma voor de share buyback program. Any actual share buyback would verkrijging van eigen aandelen. Elke daadwerkelijke verkrijging remain subject to a separate and specific decision of the van eigen aandelen blijft onderworpen aan een afzonderlijk en Board of Directors to proceed with a share buyback, which specifiek besluit van de Raad van Bestuur om over te gaan tot has not been taken at this time. Furthermore, any buyback een verkrijging van eigen aandelen, dat op dit moment nog niet would be subject to: (i) compliance with any applicable is genomen. Bovendien zou elke verkrijging onderworpen zijn requirements under the Option, License and Collaboration aan: (i) naleving van alle toepasselijke vereisten krachtens de Agreement dated July 14, 2019, between the Company and optie-, licentie- en samenwerkingsovereenkomst van 14 juli Gilead Sciences, Inc., including obtaining any consent or 2019 tussen de Vennootschap en Gilead Sciences, Inc., met waiver that may be required from Gilead Sciences, Inc. inbegrip van het verkrijgen van elke toestemming of ontheffing thereunder; and (ii) the availability of sufficient distributable die krachtens die overeenkomst van Gilead Sciences, Inc. reserves on the Company’s balance sheet in accordance with vereist zou kunnen zijn; en (ii) de beschikbaarheid van applicable accounting principles and Belgian company law at voldoende uitkeerbare reserves op de balans van de the time of any actual share buyback. Vennootschap in overeenstemming met de toepasselijke boekhoudkundige principes en het Belgisch vennootschapsrecht op het moment van een daadwerkelijke verkrijging van eigen aandelen. Voorstel tot besluit: De algemene vergadering besluit een Proposed resolution: The shareholders’ meeting resolves afdeling “Machtiging tot Verkrijging van Eigen Aandelen” op te to include a section “Share Buyback Authorization” in the nemen in de statuten van de Vennootschap met de volgende articles of association of the Company with the following text: tekst: “42. MACHTIGING TOT VERKRIJGING VAN EIGEN “42. SHARE BUYBACK AUTHORIZATION AANDELEN The company may, without the prior authorization of the De vennootschap mag, zonder voorafgaande machtiging van Shareholders’ Meeting, in accordance with articles 7:215 and de algemene vergadering, overeenkomstig de artikelen 7:215 following of the Belgian Companies and Associations Code en volgende van het Wetboek van Vennootschappen en and articles 8:2 and following of the Royal Decree Verenigingen en de artikelen 8:2 en volgende van het Koninklijk implementing the Belgian Companies and Associations Besluit tot uitvoering van het Wetboek van Vennootschappen Code, and within the limits they provide for, acquire a en Verenigingen, en binnen de daarin gestelde grenzen, maximum of ten per cent (10%) of the number of shares maximaal tien procent (10%) verkrijgen van het aantal aandelen existing at the end of the Extraordinary Shareholders’ dat bestaat op het einde van de Buitengewone Algemene Meeting of April 28, 2026, for a consideration equivalent to Vergadering van 28 april 2026, tegen een prijs gelijk aan de the closing price of the Company’s share on Euronext slotkoers van het aandeel van de Vennootschap op Euronext Brussels, on the day immediately preceding the acquisition, Brussel op de dag die de verkrijging onmiddellijk voorafgaat, plus a maximum of fifteen per cent (15%) or minus a vermeerderd met maximaal vijftien procent (15%) of verminderd maximum of fifteen per cent (15%). This option extends to the met maximaal vijftien procent (15%). Deze bevoegdheid strekt acquisition of shares of the company by one of its direct zich uit tot de verkrijging van aandelen van de Vennootschap subsidiaries, within the meaning and limits of article 7:221, door één van haar rechtstreekse dochterondernemingen, in de paragraph 1 of the Belgian Companies and Associations zin en binnen de grenzen van artikel 7:221, paragraaf één van Code. The above authorization is valid for five years from the het Wetboek van Vennootschappen en Verenigingen. De date of the publication in the Annexes to the Belgian State bovenstaande machtiging is geldig voor een periode van vijf jaar Gazette of the minutes of the Extraordinary Shareholders’ te rekenen vanaf de datum van bekendmaking in de Bijlagen bij Meeting of April 28, 2026.” het Belgisch Staatsblad van de notulen van de Buitengewone Algemene Vergadering van 28 april 2026.” Agendapunt 3—Stemwijze: Agenda item 3 – Manner of voting: ( 7 7 7 ) Voor / In favor Tegen / Against Onthouding / Abstention 4. Kennisname en bespreking van het verslag van de Raad van 4. Consideration and discussion of the report of the Board of Bestuur van de Vennootschap opgesteld overeenkomstig het Directors in accordance with article 7:199 of the Belgian artikel 7:199 van het Wetboek van Vennootschappen en Companies and Associations Code relating to the renewal of Verenigingen in verband met de hernieuwing van zijn its authorization with respect to, and the increase of, the machtiging met betrekking tot, en de verhoging van, het authorized capital, and the specific circumstances and toegestaan kapitaal, en de specifieke omstandigheden en purposes for the use of the renewed authorized capital. doeleinden voor het gebruik van het hernieuwd toegestaan kapitaal. 5. Hernieuwing van de machtiging van de Raad van Bestuur om 5. Renewal of the authorization to the Board of Directors to het kapitaal binnen het kader van het toegestaan kapitaal te increase the share capital within the framework of the verhogen met een bedrag tot twintig procent (20%) van het authorized capital by up to twenty per cent (20%) of the share kapitaal. capital. Galapagos NV | Formulier stemmen per brief GAV & BAV 28 april 2026 | Voting by letter form AGM & EGM April 28, 2026

Gewone en Buitengewone Algemene Vergadering van 28 april 2026; Annual and Extraordinary Shareholders’ Meeting of April 28, 2026; Toelichting: De Raad van Bestuur stelt voor om de bestaande Explanatory comment: The Board of Directors proposes to machtiging tot kapitaalverhoging binnen het kader van het renew the existing authorization to increase the share capital toegestaan kapitaal te hernieuwen. De Vennootschap beschikt within the framework of the authorized capital. The Company momenteel over een machtiging, verleend door de currently benefits from an authorization granted by the Buitengewone Algemene Vergadering van 30 april 2024 en Extraordinary Shareholders’ Meeting of April 30, 2024, valid geldig tot 7 mei 2029, die reeds het gebruik van toegestaan until May 7, 2029, which already allows the use of authorized kapitaal toestaat, onder meer in verband met incentiveplannen. capital, among other things, in connection with incentive Met het oog op transparantie stelt de Raad van Bestuur voor om plans. de formulering van deze machtiging en het bijbehorende In the interest of transparency, the Board of Directors verslag van de Raad van Bestuur aan te passen, zodat daarin proposes to update the wording of this authorization and the uitdrukkelijk en volledig wordt beschreven voor welke soorten related board report so that they explicitly and incentiveplannen het toegestaan kapitaal mag worden gebruikt, comprehensively describe the types of incentive plans for met inbegrip van inschrijvingsrechtenplannen, restricted stock which the authorized capital may be used, including unit-plannen, performance stock unit-plannen en andere subscription right plans, restricted stock unit plans, incentiveplannen. performance stock unit plans and other incentive plans. Voor alle duidelijkheid: de voorgestelde hernieuwing wijzigt For the avoidance of doubt, the proposed renewal does not noch de algemene reikwijdte, noch het totale bedrag van het change the overall scope or aggregate amount of the toegestaan kapitaal (dat beperkt blijft tot twintig procent (20%) authorized capital (which remains limited to twenty per cent van het kapitaal) en is verder in overeenstemming met de (20%) of the share capital) and otherwise remains in line with machtiging die is verleend door de Buitengewone Algemene the authorization granted by the Extraordinary Shareholders’ Vergadering van 30 april 2024. Het doel van de hernieuwing is Meeting of April 30, 2024. The purpose of the renewal is to ervoor te zorgen dat de machtiging en het bijbehorende verslag ensure that the authorization and the accompanying board van de raad van bestuur op een meer expliciete en report expressly reflect, in a more explicit and detailed gedetailleerde wijze alle doeleinden en instrumenten manner, the full range of purposes and instruments for which weergeven waarvoor het toegestaan kapitaal kan worden the authorized capital may be used. gebruikt. Voorstel tot besluit: De algemene vergadering van de Proposed resolution: The shareholders’ meeting of the Vennootschap besluit om de machtiging aan de Raad van Company resolves to renew the authorization to the Board of Bestuur te hernieuwen om het kapitaal in één of meerdere Directors to increase the share capital on one or more malen te verhogen, gedurende een periode van vijf (5) jaar occasions, during a period of five (5) years as of the vanaf de bekendmaking van deze machtiging in de Bijlagen bij publication in the Annexes to the Belgian State Gazette of this het Belgisch Staatsblad, met een totaalbedrag tot twintig authorization, with an aggregate amount equal to up to twenty procent (20%) van het huidige bedrag van het kapitaal van de per cent (20%) of the current amount of the share capital of Vennootschap, en dit in overeenstemming met de voorwaarden the Company, and this in accordance with the terms and van het verslag van de Raad van Bestuur opgesteld conditions set forth in the report of the Board of Directors overeenkomstig artikel 7:199 van het Wetboek van prepared in accordance with article 7:199 of the Belgian Vennootschappen en Verenigingen, zoals bedoeld in punt 4 van Companies and Associations Code, as referred to in item 4 de agenda van de buitengewone algemene vergadering. of the agenda of the Extraordinary Shareholders’ Meeting. Bijgevolg besluit de algemene vergadering om de bestaande Consequently, the shareholders’ meeting resolves to delete tijdelijke bepalingen van de statuten van de Vennootschap the existing temporary provisions of the articles of association volledig te schrappen en te vervangen door de volgende tekst, of the Company in their entirety and to replace them with the die, samen met de Machtiging tot Inkoop van Eigen Aandelen following text, which, together with the Share Buyback zoals uiteengezet onder agendapunt 3, de nieuwe tijdelijke Authorization set out under agenda item 3, will form the new bepalingen van de statuten zullen vormen (waarbij het bedrag temporary provisions of the articles of association (whereby van twintig procent (20%) van het geplaatste kapitaal hieronder the amount of twenty per cent (20%) of the subscribed capital opgenomen tussen vierkante haken wordt bepaald op basis van referred to between square brackets below shall be het op dat moment uitstaande geplaatste kapitaal): determined on the basis of the outstanding subscribed capital at that time): “43. TOEGESTAAN KAPITAAL “43. AUTHORIZED CAPITAL Aan de Raad van Bestuur werd de machtiging verleend om in The Board of Directors has been granted the authority to overeenstemming met de terzake geldende wettelijke increase the subscribed capital of the company, in bepalingen, in één of meerdere malen, het geplaatste kapitaal accordance with applicable law, in one or several times, to van de vennootschap te verhogen in de hierna bepaalde mate. the extent set forth hereafter. This authorization is valid for a Deze machtiging geldt voor een periode van vijf jaar te rekenen period of five years from the date of publication of this vanaf de datum van bekendmaking van deze machtiging in de authorization in the Annexes to the Belgian State Gazette. Bijlagen bij het Belgisch Staatsblad. Without prejudice to more restrictive rules set forth by law, the Onverminderd strengere wettelijke bepalingen, kan de Raad Board of Directors can increase the subscribed capital of the van Bestuur het geplaatste kapitaal van de vennootschap in één company in one or several times with an amount of up to EUR of meerdere malen verhogen met een bedrag van maximaal [•], i.e. twenty per cent (20%) of the subscribed capital at the EUR [•], zijnde twintig procent (20%) van het geplaatst kapitaal time of the convening of the shareholders’ meeting granting op het ogenblik van de oproeping tot de algemene vergadering this authorization. In accordance with applicable law, the die deze machtiging heeft verleend. Overeenkomstig de terzake Board of Directors cannot use the aforementioned geldende wettelijke bepalingen, kan de Raad van Bestuur deze authorization after the Financial Services and Markets machtiging niet gebruiken nadat de Autoriteit voor Financiële Authority (FSMA) has notified the company of a public Diensten en Markten (FSMA) de vennootschap kennis heeft takeover bid for the company’s shares. gegeven van een openbaar overnamebod op de aandelen van The capital increases within the framework of the authorized de vennootschap. capital may be achieved by the issuance of shares (below, De kapitaalverhogingen in het kader van het toegestaan above or at the fractional value of the existing shares, with or kapitaal kunnen worden gerealiseerd door de uitgifte van without voting rights, and as the case may be in the context aandelen (onder, boven of tegen de fractiewaarde van de of subscription right plans, restricted stock unit plans, Galapagos NV | Formulier stemmen per brief GAV & BAV 28 april 2026 | Voting by letter form AGM & EGM April 28, 2026

Gewone en Buitengewone Algemene Vergadering van 28 april 2026; Annual and Extraordinary Shareholders’ Meeting of April 28, 2026; performance stock unit plans and other incentive plans, for in het kader van inschrijvingsrechtenplannen, restricted stock the company’s or its subsidiaries’ members of the personnel unit-plannen, performance stock unit-plannen en andere within the meaning of article 1:27 of the Belgian Companies incentiveplannen voor de leden van het personeel van de and Associations Code (including members of the Board of vennootschap of haar dochtervennootschappen in de zin van Directors and/or independent consultants)), convertible artikel 1:27 van het Wetboek van Vennootschappen en bonds and/or subscription rights exercisable by contributions Verenigingen (met inbegrip van leden van de raad van bestuur, in cash or in kind, with or without issuance premium, and also en/of zelfstandige consulenten)), converteerbare obligaties by the conversion of reserves, issuance premiums, profits en/of inschrijvingsrechten uitoefenbaar door inbreng in speciën carried forward or other equity components. Aforementioned of in natura, met of zonder uitgiftepremie, en ook door de incentive plans can provide that, in exceptional omzetting van reserves, uitgiftepremies, overgedragen winst of circumstances (among others in the event of a change in andere vermogenscomponenten. Bovenvermelde control of the company or decease of the beneficiary), incentiveplannen kunnen bepalen dat, in uitzonderlijke subscription rights, restricted stock units, performance stock omstandigheden (onder meer in geval van wijziging in de units and other incentives can give rise to an accelerated controle van de vennootschap of overlijden van de exercise or vesting, before the third anniversary of their begunstigde), inschrijvingsrechten, restricted stock units, award, even if the beneficiary is a member of the Board of performance stock units en andere incentives aanleiding Directors or a person entrusted with the day-to-day kunnen geven tot een versnelde uitoefening of onvoorwaardelijk management. worden, vóór de derde verjaardag van hun toekenning, zelfs When increasing the subscribed capital within the limits of the indien de begunstigde een lid van de Raad van Bestuur is of authorized capital, the Board of Directors may, in the een persoon belast met het dagelijks bestuur. company’s interest, restrict or cancel the shareholders’ De Raad van Bestuur kan bij een verhoging van het geplaatste statutory preferential subscription rights, even if such kapitaal binnen de grenzen van het toegestaan kapitaal, in het restriction or cancellation is made for the benefit of one or belang van de vennootschap, het wettelijk voorkeurrecht van de more specific persons other than the company’s or its aandeelhouders beperken of opheffen, zelfs indien deze subsidiaries’ members of the personnel within the meaning of beperking of opheffing gedaan wordt ten gunste van één of article 1:27 of the Belgian Companies and Associations meerdere bepaalde personen andere dan leden van het Code. personeel van de vennootschap of haar The Board of Directors can ask for an issuance premium dochtervennootschappen in de zin van artikel 1:27 van het when issuing new shares in the framework of the authorized Wetboek van Vennootschappen en Verenigingen. capital. If the Board of Directors decides to do so, such De Raad van Bestuur kan een uitgiftepremie vragen bij de issuance premium is to be booked on a share premium uitgifte van nieuwe aandelen in het kader van het toegestaan account. kapitaal. Indien de Raad van Bestuur hiertoe beslist, dient deze The Board of Directors is authorized to bring the company’s uitgiftepremie op een uitgiftepremierekening te worden geboekt. articles of association in line with the capital increases which De Raad van Bestuur is gemachtigd om de statuten van de have been decided upon within the framework of the vennootschap in overeenstemming te brengen met de authorized capital, or to instruct a notary public to do so.” kapitaalverhogingen waartoe binnen het kader van het toegestaan kapitaal werd beslist, of om een notaris hiertoe opdracht te geven.” Tot de voorgestelde resolutie is goedgekeurd en Until this proposed resolution is approved and published in bekendgemaakt in de Bijlagen bij het Belgisch Staatsblad, blijft the Annexes to the Belgian State Gazette, the existing de bestaande machtiging van toepassing. Voor alle authorization will continue to apply. For the avoidance of duidelijkheid: indien de voorgestelde nieuwe machtiging niet doubt, in the event that the proposed new authorization is not wordt goedgekeurd door de Buitengewone Algemene approved by the Extraordinary Shareholders’ Meeting of April Vergadering van Aandeelhouders van 28 april 2026, blijft de 28, 2026, the authorization granted by the Extraordinary machtiging verleend door de Buitengewone Algemene Shareholders’ Meeting of April 30, 2024 shall continue to Vergadering van 30 april 2024 van toepassing overeenkomstig apply in accordance with its terms. haar voorwaarden. Agendapunt 5—Stemwijze: Agenda item 5 – Manner of voting: ( 7 7 7 ) Voor / In favor Tegen / Against Onthouding / Abstention 6. Volmacht voor de coördinatie van de statuten. 6. Proxy for coordination of the articles of association. Voorstel tot besluit: De algemene vergadering besluit om elke Proposed resolution: The shareholders’ meeting resolves medewerker van ondergetekende notaris of notaris Matthieu to authorize each collaborator of undersigned notary or Derynck te machtigen om de gecoördineerde tekst van de notary Matthieu Derynck to draw up, sign and file the statuten van de Vennootschap op te stellen, te ondertekenen en coordinated text of the Company’s articles of association in neer te leggen in de daartoe voorziene elektronische databank the electronic database provided for that purpose under the overeenkomstig de toepasselijke wettelijke bepalingen. applicable laws. Galapagos NV | Formulier stemmen per brief GAV & BAV 28 april 2026 | Voting by letter form AGM & EGM April 28, 2026

Gewone en Buitengewone Algemene Vergadering van 28 april 2026; Annual and Extraordinary Shareholders’ Meeting of April 28, 2026; Agendapunt 6—Stemwijze: Agenda item 6 – Manner of voting: [ 7 7 7 ] Voor / In favor Tegen / Against Onthouding / Abstention 7. Machtiging aan de Raad van Bestuur. 7. Authorization to the Board of Directors. Voorstel tot besluit: De algemene vergadering besluit om alle Proposed resolution: The shareholders’ meeting resolves machten aan de Raad van Bestuur van de Vennootschap te to grant all powers to the Company’s Board of Directors to verlenen tot uitvoering van de genomen besluiten. execute the decisions taken. Agendapunt 7—Stemwijze: Agenda item 7 – Manner of voting: [—_J - ] Voor / In favor Tegen / Against Voor / In favor 8. Volmacht voor de Kruispuntbank voor Ondernemingen, 8. Proxy for the Crossroad Bank for Enterprises, counters for ondernemingsloket, griffies van de Ondernemingsrechtbank, enterprises, registers of the enterprise court, administrative administraties en fiscale diensten. agencies and fiscal administrations. Voorstel tot besluit: De algemene vergadering besluit een Proposed resolution: The shareholders’ meeting resolves bijzondere volmacht te verlenen aan elk lid van de Raad van to grant a special power of attorney to any member of the Bestuur en/of, mevr. Annelies Denecker en mevr. Elien Van Board of Directors and/or Ms. Annelies Denecker and Ms. Mol, die – voor de uitoefening van deze volmacht – allen Elien Van Mol, who – for the execution of this proxy – are all woonplaats kiezen te Generaal De Wittelaan L11 A3, 2800 electing domicile at Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ieder afzonderlijk handelend, en elk met Mechelen, Belgium, each acting separately and each with individuele mogelijkheid van subdelegatie en recht van individual power of substitution and sub-delegation, to fulfill indeplaatsstelling, om alle formaliteiten te vervullen en/of alle all formalities and/or sign all documents that must be fulfilled documenten te ondertekenen die moeten worden vervuld of or signed in the name of or on behalf of the Company ondertekend in naam van of namens de Vennootschap pursuant to or in the framework of the foregoing, including, krachtens of in het kader van de hoger genomen besluiten, met but not limited to, the completion of all necessary formalities inbegrip van, maar niet beperkt tot, het vervullen van alle with the Crossroad Bank for Enterprises, counters for noodzakelijke formaliteiten bij de Kruispuntbank van enterprises, registers of the enterprise court, administrative Ondernemingen, het ondernemingsloket, de griffies van de agencies and fiscal administrations with respect to the Ondernemingsrechtbank, administratieve instanties en fiscale decisions taken at the present meeting. administraties met betrekking tot de besluiten genomen tijdens deze vergadering, de administraties en de fiscale diensten. Agendapunt 8—Stemwijze: Agenda item 8 – Manner of voting: [ 7 7 7 ] Voor / In favor Tegen / Against Voor / In favor Onderhavige stemformulier geldt tevens als aanmelding in de The present voting form shall also serve as notification within zin van artikel 7:134 van het Wetboek van Vennootschappen en the meaning of article 7:134 of the Belgian Companies and Verenigingen. Associations Code. De ondergetekende bevestigt dat de Engelse vertaling van The undersigned confirms that the English translation of the onderhavig stemformulier slechts een vrije vertaling is en present voting form is a free translation and for information uitsluitend ter informatie, en dat de Nederlandse versie purposes only, and that the Dutch version shall prevail over voorrang heeft op de Engelse vertaling. the English translation. r (Datum / Date) (Naam / Name) (Handtekening / Signature) Galapagos NV | Formulier stemmen per brief GAV & BAV 28 april 2026 | Voting by letter form AGM & EGM April 28, 2026

Gewone en Buitengewone Algemene Vergadering van 28 april 2026; Annual and Extraordinary Shareholders’ Meeting of April 28, 2026; Het ondertekende stemformulier dient uiterlijk op The voting form must be received at the latest on 22 april 2026 toe te komen op de zetel van Galapagos NV. April 22, 2026 at the registered office of Galapagos NV. It Het moet per e-mail (shareholders@glpg.com) of met de post should be submitted by e-mail (shareholders@glpg.com) or by (Galapagos NV, ter attentie van Annelies Denecker, mail (Galapagos NV, attn. Annelies Denecker, Generaal De Generaal De Wittelaan L11 A3, 2800 Mechelen, België) Wittelaan L11 A3, 2800 Mechelen, Belgium). bezorgd worden. Aandeelhouders die wensen te stemmen per brief Shareholders who wish to vote by letter must also comply moeten ook voldoen aan de relevante voorwaarden zoals with the relevant conditions as described in the convening beschreven in de oproeping tot de Gewone en notice to the Annual and Extraordinary Shareholders’ Buitengewone Algemene Vergadering. Meeting. Galapagos NV | Formulier stemmen per brief GAV & BAV 28 april 2026 | Voting by letter form AGM & EGM April 28, 2026